# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WeShop Holdings Ltd, CIK 0002048271
CUSIP: G1472N125
Title of class of securities: Class A ordinary shares, no par value
Address of issuer's principal executive offices: Hawk House, 22 The Esplanade, Jersey, Jersey (Y9), JE1 1HH
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002138480

## Reporting persons
- Paul Teasdale: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 1,477,914; shared voting power 0; sole dispositive power 1,477,914; shared dispositive power 0; aggregate amount beneficially owned 1,477,914 (11.86% of the class)
  Comment: Represents 527,914 Class A ordinary shares and 950,000 Class A ordinary shares issuable upon exercise of options held by the Reporting Person.
  
  The reported percentage is calculated based on 11,513,073 Class A ordinary shares outstanding as of June 19, 2026, based on information provided by the Issuer, and as increased by 950,000 Class A ordinary shares issuable in respect of options held by the Reporting Person.

## Item 1. Issuer
Name of issuer: WeShop Holdings Ltd
Address of issuer's principal executive offices: Hawk House, 22 The Esplanade, Jersey, Y9, JE1 1HH

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Paul Teasdale, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: Hawk House, 22 The Esplanade, St Helier, Jersey, JE1 1HH
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

The reported securities are directly held as follows: (i) 527,914 Class A ordinary shares held by HallCo 1766 Limited, a United Kingdom private limited company, for which the Reporting Person has sole voting and dispositive power, and (ii) 950,000 vested and exercisable options held by the Reporting Person.

The reported securities do not include 773,822 Class A ordinary shares held by Max Capital Limited, which were separately reported on a Schedule 13G filed on June 12, 2026. Although a member of Max Capital Limited, the Reporting Person does not have the power to direct voting or dispositive decisions and so disclaims beneficial ownership of the securities held by Max Capital Limited.

The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Person for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class:
See response to row 11 on the cover page.

The reported percentage is calculated based on 11,513,073 Class A ordinary shares outstanding as of June 19, 2026, based on information provided by the Issuer, and as increased by 950,000 Class A ordinary shares issuable in respect of options held by the Reporting Person.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Paul Teasdale: /s/ Johnny Hickling, Johnny Hickling, as attorney-in-fact (06/23/2026)
Comment: Exhibit 99.1 Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Person on June 11, 2026)